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                              June 16, 2020

       Joseph Moscato
       President and Chief Executive Officer
       GENEREX BIOTECHNOLOGY CORP
       10102 USA Today Way
       Miramar, FL 33025

                                                        Re: GENEREX
BIOTECHNOLOGY CORP
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2019
                                                            Filed November 12,
2019
                                                            File No. 000-25169

       Dear Mr. Moscato:

                We have reviewed your Form 10-K/A filed June 10, 2020 in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 5, 2020 letter.

       Form 10-K/A for the Fiscal Year Ended July 31, 2019

       Item 9A. Controls and Procedures, page 3

   1. Please amend the 10-K to revise Management's Report on Internal Control over Financial
                                                        Reporting to
specifically state whether or not the internal control over financial reporting was effective as of
July 31, 2019. Your current disclosure refers to disclosure controls and procedures, which
is separately assessed under "Evaluation of Disclosure Controls and Procedures".
Include updated management certifications as required.
 Joseph Moscato
FirstName LastNameJoseph Moscato
GENEREX BIOTECHNOLOGY CORP
Comapany NameGENEREX BIOTECHNOLOGY CORP
June 16, 2020
Page 2
June 16, 2020 Page 2
FirstName LastName
       You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you
have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences